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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 28,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 1,948	$ 7,873	$ 6,578	$ 6,690	$ 6,222	$ 5,495
Fixed charges	132	524	271	281	232	220
Less:
Capitalized interest, net	(1)	(12)	(10)	(3)	(1)	(1)
Equity income, net of dividends	(122)	(452)	124	(446)	(476)	(294)

Adjusted earnings	$ 1,957	$ 7,933	$ 6,963	$ 6,522	$ 5,977	$ 5,420

FIXED CHARGES:
Gross interest incurred	$ 118	$ 468	$ 230	$ 243	$ 197	$ 179
Interest portion of rent expense	14	56	41	38	35	41

Total fixed charges	$ 132	$ 524	$ 271	$ 281	$ 232	$ 220

Ratios of earnings to fixed charges	14.8	15.1	25.7	23.2	25.8	24.6

        As of March 28, 2008, the Company was contingently liable for guarantees of indebtedness owed by third parties in the amount of approximately $249 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES